UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

5251 DTC Parkway, Suite 285

Greenwood Village, CO 80111

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,042,162 (1)
	8	SHARED VOTING POWER 10,139 (2)
	9	SOLE DISPOSITIVE POWER 8,042,162 (1)
	10	SHARED DISPOSITIVE POWER 10,139 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,052,301 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,373,529 shares of Common Stock to be issued to the Reporting Person at the closing of the transaction contemplated by the Securities Purchase Agreement executed by the Issuer on February 13, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2020.

(2)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(3)	Based on 24,224,835 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 18, 2020.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This Schedule 13D relates to the Issuer’s common stock, par value $0.001 per share (the “Common Stock”).

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 2 to Schedule 13D is being filed by John K. Scott, Jr. (the “Reporting Person”), a natural person.

(b) The Reporting Person’s business address is 5251 DTC Parkway, Suite 285, Greenwood Village, CO 80111.

(c) The Reporting Person’s principal occupation is a self-employed investor. The Reporting Person’s business address is 5251 DTC Parkway, Suite 285, Greenwood Village, CO 80111.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective April 26, 2019, the Issuer effected a 1-for-20 reverse stock split of its outstanding Common Stock. Where applicable, Common Stock share amounts described below have been adjusted to give effect to the 1-for-20 reverse stock split, with fractional shares rounded down to the nearest whole share.

On September 17, 2018, the Reporting Person purchased 916,030 shares of Common Stock for an aggregate purchase price of $3,000,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated September 13, 2018, by and between the Issuer and the Reporting Person (the “September 2018 Purchase Agreement”). Prior to the closing of the transactions contemplated by the September 2018 Purchase Agreement, the Reporting Person had acquired 179,190 shares of Common Stock in open market purchases. The aggregate purchase price for such 179,190 shares was approximately $1,300,000.

On March 22, 2019, the Reporting Person purchased 17,857 shares of Common Stock for an aggregate purchase price of $50,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated March 22, 2019, by and between the Issuer and the Reporting Person (the “March 2019 Purchase Agreement”). While the March 2109 Purchase Agreement contemplated subsequent closings at which the Reporting Person would acquire additional shares of Common Stock, no such subsequent closings occurred, and no additional shares of Common Stock were acquired pursuant to the March 2019 Purchase Agreement.

On June 13, 2019, the Issuer entered into an underwriting agreement relating to an underwritten public offering of 8,000,000 shares of Common Stock. The Reporting Person purchased 4,000,000 shares of Common Stock from the underwriter in the underwritten public offering for an aggregate purchase price of $3,000,000. The closing of such purchase occurred on June 18, 2019.

On December 6, 2019, the Reporting Person subscribed for 555,555 shares of Common Stock for an aggregate purchase price of $500,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated December 6, 2019, by and between the Issuer and the Reporting Person (the “December 2019 Purchase Agreement”).

On February 13, 2020, the Reporting Person subscribed for 2,373,529 shares of Common Stock for an aggregate purchase price of $2,017,500 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated February 13, 2020, by and between the Issuer and the Reporting Person (the “February 2020 Purchase Agreement”).

The funds used for the purchase of 179,190 shares of Common Stock in the open market, for the subscription for 555,555 shares of Common Stock pursuant to the December 2019 Purchase Agreement and for the subscription for 2,373,529 shares of Common Stock pursuant to the February 2020 Purchase Agreement were derived from personal funds of the Reporting Person. The funds used for the purchase of the remaining shares of Common Stock reported in this Item 3 of this Schedule 13D were derived from a revolving line of credit (the “Revolving Line of Credit”) entered into by and between the Reporting Person and Phelps Tointon, Inc. that has been in effect since June 4, 2010 and from which the Reporting Person draws for the Reporting Person’s general investments. Contact information for Phelps Tointon, Inc. is PO Box 9, Greeley, Colorado, 80632, Attn: Travis Gillmore, Tel: (970) 353-7000.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock reported in this Schedule 13D for investment purposes. As of the date of this Schedule 13D, the Reporting Person has no plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of the Reporting Person’s ongoing evaluation of the investment described in this Schedule 13D, the Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	8,052,301	(1) (2)
Percent of class:	33.2	%(3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	8,042,162	(1)
Shared power to vote or direct the vote:	10,139	(2)
Sole power to dispose or direct the disposition of:	8,042,162	(1)
Shared power to dispose or direct the disposition of:	10,139	(2)

(1)

Includes 2,373,529 shares of Common Stock to be issued to the Reporting Person at the closing of the transaction contemplated by the Securities Purchase Agreement executed by the Issuer on February 13, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2020.

(2)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(3)	Based on 24,224,835 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 18, 2020.

(c) On February 13, 2020, the Reporting Person subscribed for 2,373,529 shares of Common Stock for an aggregate purchase price of $2,017,500 from the Issuer in a private placement pursuant to the February 2020 Purchase Agreement. Other than as described in this paragraph, the Reporting Person has not acquired or disposed of any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the February 2020 Purchase Agreement, the Reporting Person is subject to certain restrictions with respect to the transfer of the 2,373,529 shares of Common Stock the Reporting Person subscribed for pursuant thereto. The foregoing description of the terms of the February 2020 Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the February 2020 Purchase Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Pursuant to the terms of a Registration Rights Agreement, dated February 13, 2020, by and between the Issuer and the Reporting Person (“Registration Rights Agreement”), the Issuer shall file a registration statement for resale under the Securities Act of 1933, as amended, of all or part of the 2,373,529 shares of Common Stock the Reporting Person subscribed for pursuant to the February 2020 Purchase Agreement. The foregoing description of the terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Pursuant to the terms of the December 2019 Purchase Agreement, the Reporting Person is subject to certain restrictions with respect to the transfer of the 555,555 shares of Common Stock the Reporting Person subscribed for pursuant thereto. The foregoing description of the terms of the December 2019 Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the December 2019 Purchase Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

As of filing of this Schedule 13D, 4,933,888 of the shares of Common Stock reported on this Schedule 13D as beneficially owned by the Reporting Person were pledged to Phelps Tointon, Inc. in connection with the Revolving Line of Credit.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Stock Purchase Agreement, dated February 13, 2020, between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr.

Exhibit B:	Registration Rights Agreement, dated February 13, 2020, between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr.

Exhibit C:	Stock Purchase Agreement, dated December 6, 2019, between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 11, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2020

/s/ John K. Scott, Jr.
John K. Scott, Jr.